SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 12, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 12, 2006, announcing ABAQUS® Version 6.6 for Advanced Finite Element Analysis.

Dassault Systèmes Announces ABAQUS® Version 6.6

for Advanced Finite Element Analysis

Added performance, new analysis features, and usability improvements extend the value of ABAQUS software for simulation across industries

Paris, France, April 12, 2006 – Dassault Systèmes (DS) (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA), a world leader in 3D and Product Lifecycle Management (PLM) solutions, announces the availability of Version 6.6 of ABAQUS®, its advanced finite element analysis software suite within the SIMULIA product portfolio. The company’s highly regarded analysis products, ABAQUS/Standard and ABAQUS/Explicit, offer new capabilities in vibration analysis, material failure characterization, tire modeling, and computing performance. Sophisticated new tools in ABAQUS/CAE, the premier model building and results visualization environment for ABAQUS analysis, help ABAQUS users accelerate the process of getting more accurate results and producing more compelling presentations.

With this significant new software release, Dassault Systèmes extends its leadership in providing a more unified FEA environment that is open to leveraging models and data from a variety of CAD and CAE software tools. The ABAQUS Version 6.6 suite is a powerful and robust simulation platform that enables manufacturing companies in every industry to develop innovative and reliable products faster and more cost effectively.

“ABAQUS Version 6.6 offers many new and exciting features that we expect to significantly enhance our capability to accurately and efficiently simulate complex tire structures,” says David M. Dryden, Manager, Research & Technology at Cooper Tire & Rubber Company. “We are especially looking forward to the ability to apply an extension of steady state transport theory to periodic treaded tire structures. This technology provides a highly efficient method to incorporate detailed tread geometries onto complex tire structures for analysis of tire/road interactions and offers the potential to advance the approximation of treaded tire structures in steady state rolling.”

Dassault Systèmes Announces ABAQUS Version 6.6 for Advanced Finite Element Analysis    2

“A thorough understanding of customer challenges is always the starting point for improving ABAQUS software,” says Ken Short, vice president of strategy and marketing for ABAQUS, Inc. “ABAQUS Version 6.6 contains many technical innovations to help customers achieve more realistic simulation of product behavior. With enhanced usability features in ABAQUS/CAE and open-systems links to the major CAD and CAE packages, ABAQUS Version 6.6 provides a scalable environment for simulation and accelerates the process of achieving high-fidelity analysis results with less effort.”

Important features of ABAQUS Version 6.6 include:

•	Automatic multi-level substructuring (AMS). ABAQUS/AMS, a new, fully integrated add-on capability for vibration analysis in ABAQUS/Standard, efficiently extracts hundreds or thousands of natural frequencies in very large linear systems. Benchmarks indicate problems can run from 10 to 25 times faster using AMS compared to alternative methods. This advance is of great benefit to customers in the automotive powertrain, aerospace, nuclear, and defense industries, particularly those who are currently using multiple software tools for dynamic simulation.

•	Material failure characterization. ABAQUS Version 6.6 builds on existing ABAQUS tools for fracture and failure analysis by introducing a new laminate damage and failure model for layered composites. This capability enables aerospace manufacturers, and other organizations that are increasing their use of composite materials, to simulate delamination and ply failure simultaneously.

•	Bolted-joint simulation with threads. ABAQUS set a new standard a decade ago with technology for simulating the clamping effect of bolted joints in multi-component assemblies. ABAQUS Version 6.6 sets another benchmark for realistic bolted-joint simulation by providing the first commercially available solution that enables analysts to accurately represent the effects of bolt threads without creating detailed thread models. This unique technology is especially important for applications in the automotive and heavy manufacturing industries.

•	Tire modeling. ABAQUS Version 6.6 allows analysts in the tire industry to include the effects of detailed tire tread with road interaction in simulations of rolling tires. This feature of the software, along with enhancements related to acoustic simulation of the inflated tire system, is unmatched in its ability to accurately model complex tire structures and to simulate how a tread design performs under various acceleration, braking, and cornering maneuvers.

Dassault Systèmes Announces ABAQUS Version 6.6 for Advanced Finite Element Analysis    3

•	Adaptive remeshing. This first ABAQUS release of an integrated adaptive remeshing capability represents a major usability improvement. Analysts can now improve the quality of their ABAQUS/Standard results by utilizing a close and automated interaction with ABAQUS/CAE to arrive iteratively at a mesh that improves solution accuracy, a benefit for any industry application.

•	Postprocessing enhancements for nonlinear analysis. Many new enhancements establish ABAQUS/CAE as the preferred product for pre- and postprocessing of ABAQUS simulation results. Special features synchronize animations with external videos, animate X-Y plots alongside other animations, and utilize plot states to combine multiple plot types and options in a single viewport display.

•	Parallel performance improvements. In ABAQUS/Explicit, 16 to 32 processors can now be used effectively for certain classes of large models to reduce turnaround time and to increase throughput. In ABAQUS/Standard, a new distributed memory parallel sparse solver is introduced, providing good scaling for many problems on up to 8 processors. Large classes of simulations in both ABAQUS/Standard and ABAQUS/Explicit can now be run on distributed memory cluster configurations.

With more than 115 major improvements, ABAQUS Version 6.6 achieves a new overall standard for performance, usability, and simulation fidelity, while upholding a distinguished reputation for flexibility and reliability.

About ABAQUS, Inc.
Founded in 1978, ABAQUS, Inc. is the world’s leading provider of advanced finite element analysis software and services that are used to solve real-world engineering problems. The ABAQUS software suite has an unsurpassed reputation for technology, quality, and reliability and provides a powerful and complete solution for both routine and sophisticated linear and nonlinear engineering problems. ABAQUS delivers a unified FEA environment that is a compelling alternative to implementations involving multiple products and vendors. In October 2005, ABAQUS became a wholly owned subsidiary of Dassault Systèmes, the world leader in 3D and Product Lifecycle Management (PLM) solutions.

ABAQUS, Inc. employs more than 550 people worldwide, with headquarters located in Providence, RI, USA, and R&D centers in Providence and in Surésnes, France. ABAQUS has 29 offices for technical support, sales and services, plus a network of distributors in emerging markets.

About SIMULIA
In 2005, Dassault Systèmes acquired ABAQUS, Inc. and announced SIMULIA, the brand that encompasses all DS simulation solutions, including ABAQUS and CATIA analysis applications. SIMULIA provides a scalable portfolio of simulation solutions, as well as an open platform to support integration of multidisciplinary analysis with its industry leading partners. By building on established technology, respected quality, and superior customer service, SIMULIA makes realistic simulation an integral business practice that enables engineers and scientists to improve product performance, eliminate physical prototypes, and drive innovation.

Dassault Systèmes Announces ABAQUS Version 6.6 for Advanced Finite Element Analysis    4

About Dassault Systèmes
As world leader in 3D and Product Lifecycle Management (PLM) solutions, the Dassault Systèmes group brings value to more than 90,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Our offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream product 3D design tools (SolidWorks®), 3D components (Spatial/ACIS®) and SIMULIA®, DS’ open platform for realistic simulation. Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

ABAQUS is a registered trademark or trademark of ABAQUS, Inc. SIMULIA is a trademark of Dassault Systèmes.

###

SIMULIA Press Contacts:	Dassault Systemes Press Contacts:

Tim Webb, +1 (401) 276-8105	Derek Lane (Americas), +1 (818) 673-2243
tim.webb@simulia.com	derek_lane@ds-us.com

Stacy Hart, +1 (401) 276-4403	Stephen May, +33 1 55 49 89 00
Stacy.Hart@abaqus.com	stephen_may@ds-fr.com

Miles Parker (Parker Group), +1 (401) 272-1510	Mikiko Igarashi (AP), +81 3-5442-4138
team@parkergroup.com	mikiko_igarashi@ds-jp.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 12, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration